

October 7, 2010

Mr. John Lackland
Chief Financial Officer
Power Efficiency Corporation
3960 Howard Hughes Pkwy, Ste 460
Las Vegas, NV 89169

  Re: **Power Efficiency Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      File No. 000-31805

Dear Mr. Lackland:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Accounting Branch Chief